NEVSUN RESOURCES LTD.

Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2017 and 2016
(Expressed in thousands of United States dollars)

Unaudited – Prepared by Management

NEVSUN RESOURCES LTD. Condensed Consolidated Interim Balance Sheets Unaudited (Expressed in thousands of United States dollars)

	Note	June 30, 2017	December 31, 2016

Assets

Current assets
Cash and cash equivalents	3, 8	$171,372	$199,256
Accounts receivable and prepaids		22,564	14,986
Inventories	4	61,146	75,462
Due from non-controlling interest		-	5,000
		255,082	294,704

Non-current assets
Account receivable		-	388
Inventories	4	-	48,764
Mineral properties, plant and equipment	5	963,406	965,306
		963,406	1,014,458
Total assets		$1,218,488	$1,309,162

Liabilities and equity

Current liabilities
Accounts payable and accrued liabilities		$76,718	$64,730
Dividends payable		3,020	12,053
Income taxes payable		-	10,090
Provision for Lower Zone commitment		3,275	6,718
		83,013	93,591

Non-current liabilities
Deferred income taxes		54,457	63,988
Provision for mine closure and reclamation		40,843	40,676
		95,300	104,664
Total liabilities		178,313	198,255

Equity
Share capital	6	702,278	700,133
Share-based payments reserve		12,103	12,775
Retained earnings		168,576	217,629
Equity attributable to Nevsun shareholders		882,957	930,537

Non-controlling interest		157,218	180,370
Total equity		1,040,175	1,110,907
Total liabilities and equity		$1,218,488	$1,309,162

Contingencies (note 11)

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

NEVSUN RESOURCES LTD. Condensed Consolidated Interim Statements of Comprehensive Income Unaudited (Expressed in thousands of United States dollars, except per share amounts)

		Three months ended June 30,		Six months ended June 30,
	Note	2017	2016	2017	2016
Revenues	7	$66,091	$79,165	$137,738	$171,598
Cost of sales
Operating expenses		(44,653)	(28,559)	(85,210)	(70,030)
Royalties		(3,619)	(3,388)	(9,922)	(7,243)
Depreciation and depletion		(13,147)	(12,311)	(26,252)	(26,484)
Impairment charges	2	(69,735)	-	(69,735)	-
Operating income (loss)		(65,063)	34,907	(53,381)	67,841

Administrative expenses		(5,975)	(3,395)	(10,669)	(8,610)
Finance income		406	1,777	715	2,781
Finance costs		(486)	(528)	(972)	(1,014)
Share of loss from associate		-	(1,862)	-	(1,862)
Income (loss) before taxes		(71,118)	30,899	(64,307)	59,136

Income tax recovery (expense)		911	(12,923)	(3,020)	(25,576)
Net income (loss) and comprehensive income (loss)		$(70,207)	$17,976	$(67,327)	$33,560

Net income (loss) and comprehensive income (loss) attributable to:
Nevsun shareholders		$(44,538)	$9,612	$(44,732)	$17,113
Non-controlling interest		(25,669)	8,364	(22,595)	16,447
		$(70,207)	$17,976	$(67,327)	$33,560

Earnings (loss) per share attributable to Nevsun shareholders:	6
Basic		$(0.15)	$0.04	$(0.15)	$0.08
Diluted		$(0.15)	$0.04	$(0.15)	$0.08

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

NEVSUN RESOURCES LTD. Condensed Consolidated Interim Statements of Cash Flows Unaudited (Expressed in thousands of United States dollars)

		Three months ended June 30,		Six months ended June 30,
	Note	2017	2016	2017	2016
Operating activities
Net income (loss)		$(70,207)	$17,976	$(67,327)	$33,560
Items not involving the use (receipt) of cash
Depreciation and depletion		13,154	12,321	26,266	26,505
Impairment charges	2	69,735	-	69,735	-
Share of loss from associate		-	1,862	-	1,862
Income tax expense (recovery)		(911)	12,923	3,020	25,576
Share-based compensation	6	833	178	1,040	676
Interest income on due from non-controlling interest		-	(458)	-	(898)
Provision for inventory obsolescence		352	-	352	-
Other		121	706	286	988

		13,077	45,508	33,372	88,269
Changes in non-cash operating working capital
Accounts receivable and prepaids		(2,821)	(6,523)	(10,264)	(15,143)
Inventories		(3,795)	1,236	3,052	(3,078)
Accounts payable and accrued liabilities		15,987	10,099	9,880	2,242
Cash generated from operating activities		22,448	50,320	36,040	72,290
Income taxes paid		-	(16,626)	(18,794)	(16,626)

Net cash provided by operating activities		22,448	33,694	17,246	55,664
Investing activities
Acquisition of Reservoir Minerals Inc., net of cash received		-	(204,530)	-	(204,530)
Pre-commercial production costs capitalized		-	(6,986)	-	(6,986)
Expenditures on mineral properties, plant and equipment		(19,957)	(14,344)	(35,405)	(20,580)
Change in non-cash working capital related to investing activities		4,079	3,901	2,355	1,717

Net cash used in investing activities		(15,878)	(221,959)	(33,050)	(230,379)
Financing activities
Dividends paid to Nevsun shareholders		(2,763)	(7,994)	(13,325)	(15,985)
Distribution to non-controlling interest		(4,000)	(14,000)	(4,000)	(16,000)
Amounts repaid by non-controlling interest, including interest		5,000	12,500	5,000	12,500
Issuance of common shares, net of issue costs		-	-	245	158

Net cash used in financing activities		(1,763)	(9,494)	(12,080)	(19,327)
Increase (decrease) in cash and cash equivalents		4,807	(197,759)	(27,884)	(194,042)
Cash and cash equivalents, beginning of period		166,565	438,057	199,256	434,340
Cash and cash equivalents, end of period		$171,372	$240,298	$171,372	$240,298

Supplementary cash flow information (note 3)

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

NEVSUN RESOURCES LTD. Condensed Consolidated Interim Statements of Changes in Equity Unaudited (Expressed in thousands of United States dollars, except number of shares)

	Number of shares	Share capital	Share-based payments reserve	Retained earnings	Equity attributable to Nevsun shareholders	Non-controlling interest	Total equity
December 31, 2015	199,781,469	$407,945	$15,796	$245,580	$669,321	$160,379	$829,700

Shares issued on acquisition of Reservoir Minerals Inc.	99,870,330	287,033	-	-	287,033	-	287,033
BMSC mineral properties acquisition	-	-	-	-	-	15,052	15,052
Exercise of stock options	58,500	158	-	-	158	-	158
Transfer to share capital on exercise of stock options	-	103	(103)	-	-	-	-
Transfer on forfeiture of vested options	-	-	(148)	148	-	-	-
Share-based payments	-	-	676	-	676	-	676
Income for the period	-	-	-	17,113	17,113	16,447	33,560
Dividends declared	-	-	-	(15,988)	(15,988)	-	(15,988)
Distributions to non-controlling interest	-	-	-	-	-	(16,000)	(16,000)
June 30, 2016	299,710,299	$695,239	$16,221	$246,853	$958,313	$175,878	$1,134,191

December 31, 2016	301,322,891	$700,133	$12,775	$217,629	$930,537	$180,370	$1,110,907

Exercise of stock options	81,333	245	-	-	245	-	245
Transfer to share capital on exercise of stock options	-	107	(107)	-	-	-	-
Stock options reclassified to cash-settled units	-	-	(1,718)	1,718	-	-	-
Share-based payments	-	-	1,153	-	1,153	-	1,153
Shares issued as part of dividend reinvestment program	569,978	1,793	-	-	1,793	-	1,793
Loss for the period	-	-	-	(44,732)	(44,732)	(22,595)	(67,327)
Dividends declared	-	-	-	(6,039)	(6,039)	-	(6,039)
Distributions to non-controlling interest	-	-	-	-	-	(4,000)	(4,000)
Spending on Lower Zone commitment	-	-	-	-	-	3,443	3,443
June 30, 2017	301,974,202	$702,278	$12,103	$168,576	$882,957	$157,218	$1,040,175

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three and six months ended June 30, 2017 and 2016

1.	Reporting entity and basis of presentation

(a)	Reporting entity

Nevsun Resources Ltd. (“Nevsun” or “the Company”) is a mid-tier diversified base metals company. The Company is incorporated and domiciled in Canada. These condensed consolidated interim financial statements (“interim financial statements”) of the Company as at and for the three and six months ended June 30, 2017 include the accounts of the Company and its subsidiaries.

The Company’s two principal assets are its ownership interest in the Timok project, a copper-gold development project in Serbia (“Timok Project”), and its 60% owned Bisha Mine in Eritrea (owned via an Eritrean-registered corporation, Bisha Mining Share Company (“BMSC”)). The Company owns a 100% interest in the Upper Zone of the Timok Project and currently owns a 60.4% interest in the Lower Zone of the Timok Project with Freeport-McMoRan Inc. (“Freeport”) owning the remaining interest in the Lower Zone, which represents a non-controlling interest. Nevsun’s 40% partner in the Bisha Mine is the State-owned Eritrean National Mining Corporation (“ENAMCO”), which also represents a non-controlling interest.

(b)	Statement of compliance

These interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. They do not include all the information required for a complete set of IFRS financial statements. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual consolidated financial statements as at and for the year ended December 31, 2016.

These interim financial statements were authorized for issue by the Audit Committee of the Company’s Board of Directors on August 8, 2017.

(c)	Significant accounting policies

These interim financial statements follow the same accounting policies and methods of application as the Company’s most recent annual financial statements. Accordingly, they should be read in conjunction with the Company’s most recent annual financial statements.

(d)	Use of judgements and estimates

In preparing these interim financial statements, management has made judgements and estimates that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expense. Actual amounts incurred by the Company may differ from these values.

The significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2016.

(e)	Changes in accounting standards

There were no previously undisclosed significant accounting pronouncements issued during the period ended June 30, 2017.

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three and six months ended June 30, 2017 and 2016

2.	Write down and indicator of impairment

The Company has recorded a write down of $69,735 during the three and six months ended June 30, 2017 (three and six months ended June 30, 2016 – $nil) in connection with the revised life of mine plan. The write down is comprised of $58,817 related to long term ore stockpiles for material which is no longer expected to be processed in the life of mine plan and $10,918 of equipment and related capital inventory for which there is no longer any useful life.

The Company also considered the reduction in the mine life as an indicator of impairment during the three months ended June 30, 2017. In accordance with the Company’s accounting policy, the Company completed an analysis of the recoverable amount of the Bisha cash generating unit (“CGU”) versus its carrying value. Management determined the recoverable amount exceeded the carrying value and accordingly no impairment was required. Determining the estimated fair value of the Bisha CGU required management to make estimates and assumptions with respect to future production levels including recovery rates and concentrate grades, operating and capital costs, long term metal prices and income taxes. Management used a market-based approach to value resources and exploration potential (commonly referred to as Value Beyond Proven and Probable (“VBPP”)). Changes in any of the assumptions or estimates used in determining the fair values could impact the impairment analysis.

The most sensitive assumptions in the Company’s model included long term prices for zinc and copper, zinc and copper recovery rates, and the consensus price per resource-pound applied to total resources in determining VBPP. For long term prices and VBPP, management looked to third party consensus estimates to support their judgement. For zinc and copper recoveries, management used its judgement based on current operating data and the mine plan.

3.	Supplemental cash information

	June 30,	December 31,
	2017	2016

Cash	$76,775	$56,014
Cash equivalents	94,567	143,242
Cash and cash equivalents	$171,372	$199,256

The Company maintains virtually all cash and cash equivalents in USD currency. Cash equivalents consist of short-term deposits that are accessible with 30 days’ notice.

Supplementary information for the statements of cash flows is as follows:

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Non-cash investing and financing transactions
Shares issued as part of DRIP	$256	$-	$1,793	$-
Closure and reclamation increase (decrease) in mineral properties, plant and equipment	2,095	-	(805)	-
Mineral properties acquired by way of non-monetary transaction	-	37,630	-	37,630
Depreciation relieved from (added to) inventory	(1,807)	2,334	1,943	2,085
Depreciation included in impairment charge	6,347	-	6,347	-

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three and six months ended June 30, 2017 and 2016

4.	Inventories

	June 30, 2017	December 31, 2016
Materials and supplies	$50,053	$52,198
Work-in-progress	4,225	54,299
Finished goods – concentrates	6,868	17,729
Total inventories	$61,146	$124,226
Less: non-current portion of ore in stockpiles	-	(48,764)
Inventory recorded as a current asset	$61,146	$75,462

During the three months ended June 30, 2017, the Company recorded an impairment charge of $58,817 related to non-current ore in stockpiles (note 2), comprised of $51,757 of primary ore, $2,952 of oxide ore and $4,108 of pyrite sand ore. The non-current portion of ore in stockpiles as at December 31, 2016 consisted of primary ore, oxide ore, pyrite sand ore and supergene ore of $40,975, $2,852, $4,174 and $763, respectively.

Depreciation of $1,702 is included in work-in-progress and finished goods inventories at June 30, 2017 (December 31, 2016 – $9,992). Included in the write-down of ore in stockpiles was depreciation of $6,347.

All inventories are located at the Bisha Mine.

5.	Mineral properties, plant and equipment

For the three months ended June 30, 2017, the Company recorded an impairment charge of $10,918 related to plant and equipment and related inventory for which there is no longer any useful life (note 2).

The Company’s properties are located in Serbia, Eritrea and Macedonia. The principal property in Serbia is the Brestovac – Metovnica exploration license, which hosts the Timok Project. The Company also holds as part of the Timok Project three additional exploration licenses. The Company holds eight additional exploration licenses in the Bor region of Serbia that form the Tilva Joint Venture with Rio Tinto Mining and Exploration Ltd. (“Rio Tinto”). All exploration expenditures on these eight exploration licenses are funded by Rio Tinto. The Company also holds seven additional 100%-owned exploration licenses in Serbia.

The properties in Eritrea consist of two mining licenses, Bisha and Harena, and two exploration licenses, Tabakin and New Mogoraib. All properties are subject to a mining agreement with the Government of Eritrea. The Bisha mining license was granted in 2008 for an initial period of 20 years and the Harena mining license was granted in 2012 for an initial period of 10 years. Both licenses can be extended if required. The Tabakin exploration license was granted in 2016 for 10 years before land relinquishment requirements begin. The New Mogoraib license, also granted in 2016, is valid for three years with no relinquishments, followed by two one-year renewals with a 25% annual area reduction after year three.

Properties in Macedonia include two exploration permits and the East and Southeast prospecting licenses.

Costs classified as mineral properties represent historic acquisition, exploration, evaluation and development costs at Bisha and Harena. Construction-in-progress at June 30, 2017, represents costs associated with the Bisha tailings facility expansion.

As at June 30, 2017, the Company had commitments to purchase and unsettled obligations for property, plant and equipment of $4,954.

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three and six months ended June 30, 2017 and 2016

4.	Minerals properties, plant and equipment (continued)

Six months ended June 30, 2017	Exploration and evaluation	Construction- in-progress	Mineral properties	Plant and equipment	Total
Cost
December 31, 2016	$600,381	$308	$53,950	$535,372	$1,190,011
Additions
BMSC	3,844	3,180	2,785	1,948	11,757
Timok – Upper Zone	13,982	-	-	576	14,558
Timok – Lower Zone	8,695	-	-	-	8,695
Other	341	-	-	54	395
Transfers to inventory	-	-	-	(1,085)	(1,085)
Change in reclamation obligation	-	-	-	(805)	(805)
Impairment charge (note 2)	-	-	-	(29,621)	(29,621)
June 30, 2017	627,243	3,488	56,735	506,439	1,193,905
Accumulated depreciation
December 31, 2016	-	-	19,280	205,425	224,705
Charge for the period	-	-	1,593	22,904	24,497
Impairment charge (note 2)	-	-	-	(18,703)	(18,703)
June 30, 2017	-	-	20,873	209,626	230,499
Net book value June 30, 2017	$627,243	$3,488	$35,862	$296,813	$963,406

Six months ended June 30, 2016	Exploration and evaluation	Construction- in-progress	Mineral properties	Plant and equipment	Total
Cost
December 31, 2015	$36,191	$64,906	$52,629	$431,863	$585,589
Acquisition of Reservoir Minerals Inc.	504,501	-	-	1,866	506,367
BMSC mineral property acquisition	37,630	-	-	-	37,630
Additions
BMSC	5,075	21,420	271	3,210	29,976
Disposals	-	-	-	(2,185)	(2,185)
Transfers to inventory	-	-	-	(784)	(784)
June 30, 2016	583,397	86,326	52,900	433,970	1,156,593
Accumulated depreciation
December 31, 2015	-	-	14,641	158,819	173,460
Charge for the period	-	-	2,660	25,929	28,589
Disposals	-	-	-	(1,528)	(1,528)
June 30, 2016	-	-	17,301	183,220	200,521
Net book value June 30, 2016	$583,397	$86,326	$35,599	$250,750	$956,072

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three and six months ended June 30, 2017 and 2016

5.	Share capital and reserves

(a)	Stock options

The three months ended June 30, 2017, included $835 (Q2 2016 – $178) in share-based payment costs related to stock options, $821 of which are presented in administrative expenses (Q2 2016 – $178) and $14 of which are presented in operating expenses (Q2 2016 – $nil).

The six months ended June 30, 2017 included $1,153 (six months ended June 30, 2016 - $676) in share-based payment costs related to stock options, $1,139 of which are presented in administrative expenses (six months ended June 30, 2016 – $1,153) and $14 of which are presented in operating expenses (six months ended June 30, 2016 – $nil).

	Number of options	Weighted average exercise price (CAD)
Outstanding, December 31, 2016	9,068,765	$3.95
Granted	1,100,000	3.27
Exercised	(81,333)	3.96
Forfeited / cancelled	(124,999)	4.26
Outstanding, June 30, 2017	9,962,433	$3.88

The weighted average share price of the Company on the dates options were exercised in the six months ended June 30, 2017, was CAD $4.44. The weighted average price of options exercisable at the end of the period was CAD $3.88.

(b)	Earnings (loss) per share

The calculation of earnings (loss) per share is based on the following data:

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Net income (loss) attributable to Nevsun shareholders	$(44,358)	$9,612	$(44,732)	$17,113
Diluted net income (loss) attributable to Nevsun shareholders	$(44,358)	$9,612	$(44,732)	$17,113
Weighted average number of common shares outstanding for the purpose of basic earnings (loss) per share (000s)	301,959	207,522	301,876	203,661
Dilutive options and stock appreciation rights	-	1,675	-	1,552
Weighted average number of common shares outstanding for the purpose of diluted earnings (loss) per share (000s)	301,959	209,197	301,876	205,213
Earnings (loss) per share (in $)
Basic	$(0.15)	$0.04	$(0.15)	$0.08
Diluted	$(0.15)	$0.04	$(0.15)	$0.08

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three and six months ended June 30, 2017 and 2016

5.	Share capital and reserves (continued)

(c)	Dividends

During the six months ended June 30, 2017, the Company declared two dividends of $0.01 per share for total declarations of $6,039. During the six months ended June 30, 2016, the Company declared two dividends of $0.04 per share for a total declaration of $15,988.

The Company has in place a Dividend Reinvestment Plan (“DRIP”) which allows shareholders to purchase additional common shares of the Company at a 3% discount to fair market value by reinvesting their cash dividends. For the Q1 2017 dividend, approximately 8% of common shareholders elected to participate in the DRIP. Accordingly, the Company paid dividends of $2,763 in cash and $256 in common shares (104,609 shares) in April 2017. For the Q2 2017 dividend, approximately 9% of common shareholders elected to participate in the DRIP. Accordingly, the Company paid dividends of $2,755 in cash and $265 in common shares (112,974 shares) in July 2017.

6.	Revenues

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Zinc concentrate sales	$39,706	$-	$107,558	$-
Zinc concentrate by-product sales	210	-	7,324	-
Copper concentrate sales	20,423	48,336	20,423	125,006
Copper concentrate by-product sales	5,864	9,239	5,864	19,895
Other	4,790	28,344	7,454	44,293
Zinc concentrate treatment charges	(1,599)	-	(7,582)	-
Copper concentrate treatment and refining charges	(3,303)	(6,754)	(3,303)	(17,596)
	$66,091	$79,165	$137,738	$171,598

For the three and six months ended June 30, 2017, zinc concentrate sales are net of downward provisional and final pricing and physical quantity adjustments of $4,096 and $2,524, respectively (three and six months ended June 30, 2016 – $nil). For the three and six months ended June 30, 2017, copper concentrate sales included positive provisional and final pricing and physical quantity adjustments of $686 (three and six months ended June 30, 2016 - $133 and $2,134, respectively).

The six months ended June 30, 2017 included $1,153 (six months ended June 30, 2016 - $676) in share-based payment costs related to stock options, $1,139 of which are presented in administrative expenses (six months ended June 30, 2016 – $676) and $14 of which are presented in operating expenses (six months ended June 30, 2016 – $nil).

Other revenue consists of stockpiled gold and silver bearing ore shipped directly to buyers.

7.	Financial instruments

The fair values of financial assets and financial liabilities approximate their carrying amounts in the condensed consolidated interim balance sheet.

Zinc and copper concentrates and direct shipment sales receivables of $3,854 (December 31, 2016 – $3,338) are carried at fair value as the receivables contain embedded derivatives due to the provisional pricing of these sales contracts. The receivables are measured using quoted forward market prices that correspond to the settlement date of the provisional pricing period for the estimated metals contained within the zinc and copper concentrates or direct shipment sales. There were no changes to the method of fair value measurement during the period.

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three and six months ended June 30, 2017 and 2016

8.	Segment information

Results of operating segments are reviewed by the Company’s chief operating decision maker to make decisions about resources to be allocated to the segments and assess their performance.

The Company conducts its business in two principal operating segments: the development project in Europe (Timok Project, plus other assets) and the mining operations in Africa (BMSC). For segmented reporting purposes, the Company’s reportable operating segments are comprised of Europe, Africa, and all other business activities and operating segments that are not reportable (North America).

The principal products of the Company’s mining operations in Africa are copper and zinc concentrates, containing by-products of gold and silver. Cash and cash equivalents of $169,882 are located outside of Africa at June 30, 2017 (December 31, 2016 – $197,936). Information related to the reportable operating segments is as follows:

Total assets	June 30, 2017	December 31, 2016
Europe	$571,931	$539,304
Africa	533,996	609,683
North America	112,561	160,175
Total	1,218,488	1,309,162
Total liabilities	June 30, 2017	December 31, 2016
Europe	$9,519	$12,725
Africa	152,563	161,766
North America	16,231	23,764
Total	$178,313	$198,255

	Revenues		Cost of sales		Net income (loss) attributable to Nevsun shareholders
			Three months ended June 30,
	2017	2016	2017	2016	2017	2016
Europe	$-	$-	$-	$-	$90	$(6)
Africa	66,091	79,165	61,419	44,258	(38,502)	12,547
North America	-	-	-	-	(6,126)	(2,929)
Total	$66,091	$79,165	$61,419	$44,258	$(44,538)	$9,612

	Revenues		Cost of sales		Net income (loss) attributable to Nevsun shareholders
			Six months ended June 30,
	2017	2016	2017	2016	2017	2016
Europe	$-	$-	$-	$-	$(215)	$(6)
Africa	137,738	171,598	121,384	103,757	(33,891)	24,671
North America	-	-	-	-	(10,626)	(7,552)
Total	$137,738	$171,598	$121,384	$103,757	$(44,732)	$17,113

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three and six months ended June 30, 2017 and 2016

9.	Interest in subsidiary

The following table presents the financial position of the Company’s 60% owned subsidiary, Bisha Mining Share Company (BMSC), as at June 30, 2017 and December 31, 2016. The information is presented on a 100% basis.

	June 30,	December 31,
	2017	2016
Current assets	$114,180	$116,141
Non-current assets	419,816	493,542

Current liabilities	(57,263)	(57,102)
Non-current liabilities	(95,300)	(104,664)
Net assets	$381,433	$447,917
Net assets attributable to non-controlling interest	$152,573	$179,168

The following table presents the financial results of BMSC for the three and six months ended June 30, 2017 and 2016, respectively:

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Revenues	$66,091	$79,165	$137,738	$171,598
Net income and comprehensive income (loss)	(64,170)	20,911	(56,485)	41,118
Net income and comprehensive income attributable to non-controlling interest	$(25,669)	$8,364	$(22,595)	$16,447

The following table presents the summary cash flow information of BMSC for the three and six months ended June 30, 2017 and 2016, respectively:

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Net cash provided by operating activities	$27,667	$30,951	$27,174	$55,877
Net cash used in investing activities	(6,713)	(16,788)	(10,863)	(25,190)
Net cash used in financing activities	(10,000)	(35,000)	(10,000)	(40,000)
Increase (decrease) in cash and cash equivalents	$10,954	$(20,837)	$6,311	$(9,313)

The following table presents the financial position of the Company’s subsidiary, Rakita Exploration doo (“Rakita”), which holds the Timok Project, as at June 30, 2017 and December 31, 2016. The information is presented on a 100% basis.

	June 30,	December 31,
	2017	2016
Current assets	$5,422	$8,299
Non-current assets	539,922	528,659

Current liabilities	(9,341)	(11,849)
Non-current liabilities	(35,586)	(14,725)
Net assets	$500,417	$510,384
Net assets attributable to non-controlling interest	$4,645	$1,202

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three and six months ended June 30, 2017 and 2016

9.	Interest in subsidiary (continued)

The following table presents the financial results of Rakita for the three and six months ended June 30, 2017 and 2016, respectively:

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Net income (loss) and comprehensive income (loss)	$113	$-	$(148)	$-
Net income (loss) and comprehensive income (loss) attributable to non-controlling interest	-	-	-	-

The following table presents the summary cash flow information of Rakita for the three and six months ended June 30, 2017 and 2016, respectively.

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Net cash provided by operating activities	$430	$-	$7	$-
Net cash used in investing activities	(11,519)	-	(24,389)	-
Net cash provided by financing activities	9,200	-	20,400	-
Decrease in cash and cash equivalents	$(1,889)	$-	$(3,982)	$-

10.	Contingencies

(a)	Legal Claims

The Company is involved in various claims, litigation and other matters in the ordinary course and conduct of business. Some of these pending matters will take a number of years to resolve. While it is not possible to determine the ultimate outcome of such actions at this time, and inherent uncertainties exist in predicting such outcomes, it is the Company’s belief that the ultimate resolution of such actions is not reasonably likely to have a material adverse effect on its consolidated financial position or results of operations. As a result, no contingent liabilities have been recorded in these interim financial statements.

(b)	Contractual dispute with Canaccord

Canaccord Genuity Corp. (“Canaccord”) was an advisor to Reservoir Minerals Inc. (“Reservoir”) in connection with the Company’s transaction (the “Transaction”) to acquire Reservoir and all of its assets, including the Timok Project.

In March 2016, Canaccord and Reservoir entered into an advisory agreement to evaluate third party funding arrangements which related to the potential exercise by Reservoir of a right of first refusal (“ROFO”) under its joint venture agreement with Freeport. Canaccord was paid a fee of $1,000 for providing financial advisory services in connection with Reservoir’s exercise of the ROFO.

In early April 2016, Canaccord and Reservoir entered into a new advisory agreement regarding a potential acquisition of control of Reservoir (the “April Advisory Agreement”). Canaccord has filed a Notice of Claim in the British Columbia Supreme Court regarding the fees under the April Advisory Agreement. Canaccord initially demanded an advisory fee of CAD$11,658 (the “Transaction Fee”) and has subsequently increased its claim for a Transaction Fee to CAD$14,670, which would represent approximately 3.0% of the overall transaction value of approximately CAD$482,000 based on the closing price of the Company’s shares (CAD$4.70), the last trading day prior to the date of announcement of the Transaction.

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three and six months ended June 30, 2017 and 2016

10.	Contingencies (continued)

(b)	Contractual dispute with Canaccord (continued)

On September 12, 2016, Reservoir filed a Reply to the Notice of Claim to dispute the Transaction Fee demanded by Canaccord on the basis that, among other things, it is not determined in accordance with the terms of the April Advisory Agreement. Reservoir has paid to Canaccord the sum of CAD$6,047 (which includes a transaction fee of CAD$5,617 and a second fairness opinion fee of $100, taxes and expenses). Reservoir believes that this constitutes all fees that Canaccord is entitled under the April Advisory Agreement.

No provision has been recorded in these interim financial statements as the outcome of this claim is not determinable.